





Sebastian Sajoux · 2nd

CEO @ Arqlite - Innovation for the planet

Irvine, California, United States ·

Contact info

500+ connections

1 mutual connection: Jonny Price

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Arqlite - Construction + Environment

Fundación Universitaria Iberoamericana

Featured

Arqlite US featured on Spectrum Ne

Santa Ana start-up company gives

spectrumnews1.com · 3 min read

👍 💚 ❤️ 83 · 6 comments

Experience



CEO

Arqlite - Construction + Environment

Aug 2014 – Present · 7 yrs 1 mo

Greater Seattle Area

We transform plastic waste into value by recycling it into new sustainable materials for massive use in the construction industry. The process helps mitigate waste pollution as well as improving concrete´s properties, reducing its weight and increasing its acoustic and thermal insulation. www.arqlite.rocks

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Founder & CEO

B-GREEN - Certified B Corporation

Jul 2013 – Jan 2017 · 3 yrs 7 mos

Buenos Aires, Argentina

We provide sustainability consulting, logistics and support to corporations, governments and the broad community, operating transversally with the different areas: CSR, HHRR, Marketing and Sustainability, designing tailored solutions

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Partner

Ideas en Imagenes

Sep 2009 – Dec 2013 · 4 yrs 4 mos

Estudio de comunicación, dedicado a la creación y diseño de imágenes corporativas y publicitarias.

Brinda un servicio completo para que cada cliente, ...see more

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Socio Gerente

PHOTO

Jan 2000 – May 2011 · 11 yrs 5 mos

Una nueva cultura de la Imagen en fotografía, aplicada a los mejores eventos sociales de la Argentina y el mundo.

Education

Fundación Universitaria Iberoamericana

Master en Consultoría Ambiental, Medioambiente

2012 – 2013

Activities and Societies: Consultoría Medioambiental

El Programa de Consultoría Ambiental proporciona los conocimientos necesarios para tomar la decisión más oportuna en todo momento en base a criterios ecológicos, económicos y sociales.



Universidad Argentina de la Empresa
Marketing
1994 – 1998

ST. LUKES
Bachillerato Bilingüe
1980 – 1994

Licenses & certifications



Climate Change in Four Dimensions
Coursera Verified Certificates
Issued Sep 2014 · No Expiration Date
Credential ID N4R2MN7MNJ

See credential

The Age of Sustainable Development
Coursera
Issued Apr 2014 · No Expiration Date
Credential ID N4R2MN7MNJ

See credential

Volunteer experience

Miembro
Nuevos Aires
Jun 2012 – Present · 9 yrs 3 mos
Civil Rights and Social Action

Nuevos Aires es un espacio abierto, orientado a empresarios, organizaciones y empresas, cuyo principal objetivo es contribuir al desarrollo sustentable económico, social y ambiental de la comunidad, mediante la promoción y difusión de valores y prácticas empresarias socialmente responsables.



Mesa Ambiental
INICIA
May 2012 – Present · 9 yrs 4 mos
Economic Empowerment

La misión de INICIA es promover la creación y desarrollo de emprendimientos sustentables que contribuyan a la generación de valor económico, social, cívico o ambiental para nuestra comunidad.



